UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-39229

ZHONGCHAO INC.

(Registrant’s name)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 14, 2024, Zhongchao Inc., a Cayman Islands exempted company (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain purchasers listed on the signature pages thereto (the “Purchasers”), in connection with the issuance and sale (the “Private Placement”) of (i) an aggregate of 10,000,000 Class A ordinary shares, par value US$0.001 per share, of the Company (the “Class A Ordinary Shares”) and (ii) warrants (the “Warrants,” and, together with the Class A Ordinary Shares, the “Securities”) to purchase an aggregate of 40,000,000 Class A Ordinary Shares at an exercise price of $1.80 per share with respect to 50% of the Warrants and an exercise price of $2.00 per share with respect to the other 50% of the Warrants, subject to adjustment as provided therein, for an aggregate purchase price of $3,000,000. The Warrants will become exercisable for cash or on a cashless basis upon issuance and will expire one year after the issuance date. The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the full text of the Warrants, the form of which is attached hereto as Exhibit 4.1.

The Securities Purchase Agreements contain customary representations, warranties and agreements by the Company and the Purchasers, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The foregoing description of the Securities Purchase Agreements does not purport to be complete and is qualified in its entirety by the full text of such agreements, the form of which is attached hereto as Exhibit 10.1.

On November 19, 2024, the parties closed the Private Placement. The Company intends to use the net proceeds from the Private Placement for working capital purposes. The sale of the Securities is being made pursuant to the provisions of Regulation S promulgated under the Securities Act. No placement agent was involved in the Private Placement.

EXHIBIT INDEX

Exhibit	Description
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement by and between the Company and the Purchasers listed on the signature pages thereto

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Dated: November 20, 2024	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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